Super Group Reports Financial Results for Third Quarter of 2024

•	Revenue of €402.9 million for the third quarter of 2024, representing the highest revenue recorded in a third quarter

•	Profit for the three months ended September 30, 2024 of €8.5 million

•
Non-GAAP Adjusted EBITDA ex-US of €95.4 million for the three months ended September 30, 2024, a record for a third quarter, was offset by non-GAAP Adjusted EBITDA, US loss of €11.5 million, resulting in total non-GAAP Adjusted EBITDA of €83.9 million

•	Unrestricted cash of €296.6 million at September 30, 2024
New York, NY – November 6, 2024 – Super Group (SGHC) Limited (NYSE: SGHC) (“SGHC” or “Super Group”), the parent company of Betway, a leading online sports betting and gaming business, and Spin, the multi-brand online casino, today announced third quarter 2024 unaudited consolidated financial results.
Neal Menashe, Chief Executive Officer of Super Group, commented: “We achieved our strongest third quarter ever, highlighting the phenomenal progress we are making as a business. There is still tremendous potential as we experience super growth across our global casino brands, and particularly in Africa which we have scaled to be our largest region for the second quarter running. Given our continued strong performance and robust balance sheet, we are exploring ways to return excess cash to shareholders, and intend to discuss with the board a possible further special dividend before the end of the year.”
Alinda van Wyk, Chief Financial Officer of Super Group, stated: "This quarter was our best ex-US third quarter ever, achieving total revenue of €395 million and Adjusted EBITDA of €95 million. We are focusing on consistent growth in our key markets, while striving to maximize operational and marketing cost efficiencies across the group, which resulted in a margin of 24% for the second quarter in a row – well ahead of our long-term target of 20%. Following the strong performance of the business over the first three quarters and an early look at a strong October, we are increasing our ex-US Adjusted EBITDA full-year 2024 guidance to be greater than €345 million."

Financial Highlights:
•Revenue increased by 13% to €402.9 million for the third quarter of 2024 (constant currency: 15% to €410.9 million) from €356.9 million in the same period of the prior year, driven by growth from the Africa, Europe and North America (predominantly Canada) markets partially offset by declines from the Middle East and Asia-Pacific markets.
•Profit for the period was €8.5 million for the third quarter of 2024. Profit for the period of €10.6 million for the third quarter of 2023 included a non-cash charge of €14.2 million related to the change in fair value of option liability.
•Adjusted EBITDA, a non-GAAP measure, increased by 60% to €83.9 million for the third quarter of 2024 compared to €52.5 million in the third quarter of 2023.
•Monthly Active Customers increased by 17% to 4.7 million during the third quarter of 2024 from 4.0 million in the third quarter of 2023.
•Cash and cash equivalents was €296.6 million at September 30, 2024, up from €241.9 million at December 31, 2023. This net increase during the nine months ended September 30, 2024 was the result of:
◦Inflows from operating activities amounting to €159.1 million;
◦Outflows from investing activities of €59.2 million. This was mainly as a result of further investment in tangible and intangible assets of €63.6 million, predominantly due to the capitalization of expenditure on software, issuance of a loan to Apricot Investments Limited of €10.0 million, deferred consideration paid of €2.5 million relating to the 15 Marketing Limited acquisition and cash paid of €2.0 million for an investment in associate. These outflows were offset in part by €9.2 million of consideration received from the sale of the B2B division of DGC, as well as €9.2 million resulting from receipts of interest and repayment of loans receivable;
◦Outflows from financing activities of €51.9 million, mainly due to dividends paid of €46.1 million and lease payments of €5.7 million; and
◦A gain of €6.7 million as a result of foreign currency fluctuations on foreign cash balances held over this period.

Revenue by Geographical Region for the Three Months Ended September 30, 2024 in € ‘000s:

	Betway	Spin	Total
Africa and Middle East	150,171	1,000	151,171
Asia-Pacific	5,139	28,577	33,716
Europe	47,018	20,374	67,392
North America	33,796	110,997	144,793
South/Latin America	3,245	2,536	5,781
Total revenue	239,369	163,484	402,853
	%	%	%
Africa and Middle East	63%	1%	38%
Asia-Pacific	2%	17%	8%
Europe	20%	12%	17%
North America	14%	68%	36%
South/Latin America	1%	2%	1%

Revenue by Geographical Region for the Three Months Ended September 30, 2023 in € ‘000s:

	Betway	Spin	Total
Africa and Middle East	99,381	673	100,054
Asia-Pacific	35,014	26,968	61,982
Europe	34,823	19,197	54,020
North America	33,645	100,443	134,088
South/Latin America	3,538	3,206	6,744
Total revenue	206,401	150,487	356,888
	%	%	%
Africa and Middle East	48%	0%	28%
Asia-Pacific	17%	18%	17%
Europe	17%	13%	15%
North America	16%	67%	38%
South/Latin America	2%	2%	2%

Revenue by Geographical Region for the Nine Months Ended September 30, 2024 in € ‘000s:

	Betway	Spin	Total
Africa and Middle East	442,201	2,283	444,484
Asia-Pacific	19,805	85,971	105,776
Europe	130,937	59,623	190,560
North America	104,408	331,369	435,777
South/Latin America	10,233	10,021	20,254
Total revenue	707,584	489,267	1,196,851
	%	%	%
Africa and Middle East	62%	0%	37%
Asia-Pacific	3%	18%	9%
Europe	19%	12%	16%
North America	15%	68%	36%
South/Latin America	1%	2%	2%

Revenue by Geographical Region for the Nine Months Ended September 30, 2023 in € ‘000s:

	Betway	Spin	Total
Africa and Middle East	296,834	1,425	298,259
Asia-Pacific	111,205	77,888	189,093
Europe	105,831	61,143	166,974
North America	108,889	292,510	401,399
South/Latin America	10,871	9,602	20,473
Total revenue	633,630	442,568	1,076,198
	%	%	%
Africa and Middle East	46%	0%	27%
Asia-Pacific	18%	18%	18%
Europe	17%	14%	16%
North America	17%	66%	37%
South/Latin America	2%	2%	2%

Revenue by product line for the Three Months Ended September 30, 2024 in € ‘000s:

	Betway	Spin	Total
Online casino[1]	166,878	163,281	330,159
Sports betting[1]	67,136	—	67,136
Brand licensing[2]	3,653	—	3,653
Other[3]	1,702	203	1,905
Total revenue	239,369	163,484	402,853
Revenue by product line for the Three Months Ended September 30, 2023 in € ‘000s:

	Betway	Spin	Total
Online casino[1]	126,891	150,215	277,106
Sports betting[1]	64,566	—	64,566
Brand licensing[2]	8,294	—	8,294
Other[3]	6,650	272	6,922
Total revenue	206,401	150,487	356,888
Revenue by product line for the Nine Months Ended September 30, 2024 in € ‘000s:

	Betway	Spin	Total
Online casino[1]	460,909	488,385	949,294
Sports betting[1]	224,485	60	224,545
Brand licensing[2]	14,781	—	14,781
Other[3]	7,409	822	8,231
Total revenue	707,584	489,267	1,196,851
Revenue by product line for the Nine Months Ended September 30, 2023 in € ‘000s:

	Betway	Spin	Total
Online casino[1]	350,711	441,812	792,523
Sports betting[1]	240,213	44	240,257
Brand licensing[2]	25,441	—	25,441
Other[3]	17,265	712	17,977
Total revenue	633,630	442,568	1,076,198
1 Sports betting and online casino revenues are not within the scope of IFRS 15 ‘Revenue from Contracts with Customers’ and are treated as derivatives under IFRS 9 ‘Financial Instruments’.
2 Brand licensing revenues are within the scope of IFRS 15 ‘Revenue from Contracts with Customers’.
3 Other relates to profit share, royalties and outsource fees from external customers.

Non-GAAP Financial Information
This press release includes non-GAAP financial information not presented in accordance with the International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board.
EBITDA, Adjusted EBITDA, Adjusted EBITDA, ex-US, Adjusted EBITDA, US and revenue on a constant currency basis are non-GAAP company-specific performance measures that Super Group uses to supplement the Company’s results presented in accordance with IFRS. EBITDA is defined as profit before depreciation, amortization, finance income, finance expense and income tax expense. Adjusted EBITDA is EBITDA adjusted for RSU expense, change in fair value of options, unrealized foreign exchange, gain on disposal of business, impairment of assets, US sportsbook closure, market closure and other adjustments. Adjusted EBITDA, ex-US is Adjusted EBITDA relating to the rest the group, excluding Digital Gaming Corporation ('DGC'). Adjusted EBITDA, US is Adjusted EBITDA relating to the DGC. Constant currency revenue growth is calculated by translating non-Euro performance for 2023 and 2024 using 2023 exchange rates.
Super Group believes that these non-GAAP measures are useful in evaluating the Company’s operating performance as they provide additional perspective on the financial performance of our core business, are similar to measures reported by the Company’s public competitors and are regularly used by securities analysts, institutional investors and other interested parties in analyzing operating performance and prospects.
Management does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with IFRS. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses that are required by IFRS to be recorded in Super Group’s financial statements. In order to compensate for these limitations, management presents non-GAAP financial measures together with IFRS results. Non-GAAP measures should be considered in addition to results and guidance prepared in accordance with IFRS, but should not be considered a substitute for, or superior to, IFRS results.
Reconciliation tables of the most comparable IFRS financial measure to the non-GAAP financial measures used in this press release, other than revenue on a constant currency basis, and supplemental materials are included below. Super Group urges investors to review the reconciliation and not to rely on any single financial measure to evaluate its business. In addition, other companies, including companies in our industry, may calculate similarly named non-GAAP measures differently than we do, which limits their usefulness in comparing our financial results with theirs.
Reconciliation of Profit after taxation to EBITDA and Adjusted EBITDA for the Three and Nine Months Ended September 30, in € ‘000s:

	Three Months Ended September 30		Nine Months Ended September 30
	2024	2023	2024	2023
Profit for the period	8,464	10,626	48,528	36,262
Income tax expense	14,390	4,748	43,489	25,387
Finance income	(2,345)	(2,535)	(8,017)	(5,800)
Finance expense	2,051	695	4,722	1,779
Depreciation and amortization expense	18,822	19,848	60,548	61,603
EBITDA	41,382	33,382	149,270	119,231
Change in fair value of options	—	14,217	12,838	22,495
RSU expense	973	5,803	8,123	14,429
Unrealized foreign exchange	3,047	(907)	7,792	3,168
US Sportsbook closure	32,749	—	32,749	—
Market closure	5,414	—	5,834	—
Gain on disposal of business	—	—	(40,135)	—
Impairment of assets	—	—	36,775	—
Other adjustments[1]	355	9	(1,049)	5,370
Adjusted EBITDA	83,920	52,504	212,197	164,693

Adjusted EBITDA, ex-US	95,376	62,826	262,314	203,988
Adjusted EBITDA, US	(11,456)	(10,322)	(50,117)	(39,295)
1 Adjusted EBITDA has been restated for the prior period presented to include other adjustments. Other adjustments in 2023 includes bad debt and SOX implementation fees relating to new acquisitions.

Webcast Details
The Company will host a webcast at 8:30 a.m. ET today to discuss the third quarter 2024 financial results. Participants may access the live webcast and supplemental earnings presentation on the events & presentations page of the Super Group Investor Relations website at: https://investors.sghc.com/events-and-presentations/default.aspx.

About Super Group (SGHC) Limited
Super Group (SGHC) Limited is the holding company for leading global online sports betting and gaming businesses: Betway, a premier online sports betting brand, and Spin, a multi-brand online casino offering. Listed on the New York Stock Exchange (NYSE ticker: SGHC), the Group is licensed in multiple jurisdictions, with leading positions in key markets throughout Europe, the Americas and Africa. The Group’s successful sports betting and online gaming offerings are underpinned by its scale and leading technology, enabling fast and effective entry into new markets. Super Group has been ranked no. 6 in the EGR Power 50 for the last two years. For more information, visit www.supergroup.com.
Contacts:
Investors:
investors@sghc.com
Media:
media@sghc.com
Source: Super Group

Forward-Looking Statements
Certain statements made in this press release are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995.
These forward-looking statements include, but are not limited to, Super Group’s intention to pay a possible special dividend, including the expected timing of such dividend, expectations and projections of market opportunity, growth and profitability, and expectations for the remainder of 2024, including ex-US Adjusted EBITDA guidance for the full year 2024.
These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “pipeline,” "possible," “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (i) the ability to implement business plans, forecasts and other expectations, and identify and realize additional opportunities; (ii) changes in the competitive and regulated industries in which Super Group operates; (iii) variations in operating performance across competitors; (iv) changes in laws and regulations affecting Super Group’s business; (v) Super Group’s inability to meet or exceed its financial projections; (vi) changes in general economic conditions; (vii) changes in domestic and foreign business, market, financial, political and legal conditions; (viii) the ability of Super Group’s customers to deposit funds in order to participate in Super Group’s gaming products; (ix) Super Group’s ability, and the ability of Super Group’s key executives, certain employees, significant shareholders or other applicable individuals, to comply with regulatory requirements or successfully obtain a license or permit required in a particular regulated jurisdiction, or maintain, renew or expand existing licenses; (x) the effectiveness of technological solutions Super Group has in place to block customers in certain jurisdictions, including jurisdictions where Super Group’s business is illegal, or which are sanctioned by countries in which Super Group operates from accessing its offerings; (xi) Super Group’s ability to restrict and manage betting limits at the individual customer level based on individual customer profiles and risk level to the enterprise; (xii) Super Group's ability to protect or enforce its intellectual property rights, the confidentiality of its trade secrets and confidential information, or the costs involved in protecting or enforcing Super Group’s intellectual property rights and confidential information; (xiii) compliance with applicable data protection and privacy laws in Super Group’s collection, storage and use, including sharing and international transfers, of personal data; (xiv) failures, errors, defects or disruptions in Super Group’s information technology and other systems and platforms; (xv) Super Group’s ability to develop new products, services, and solutions, bring them to market in a timely manner, and make enhancements to its platform; (xvi) Super Group’s ability to maintain and grow its market share, including its ability to enter new markets and acquire and retain paying customers; (xvii) the success, including win or hold rates, of existing and future online betting and gaming products; (xiii) competition within the broader entertainment industry; (xix) Super Group’s reliance on strategic relationships with land based casinos, sports teams, event planners, local licensing partners and advertisers; (xx) events or media coverage relating to, or the popularity of, online betting and gaming industry; (xxi) trading, liability management and pricing risk related to Super Group’s participation in the sports betting and gaming industry; (xxii) accessibility to the services of banks, credit card issuers and payment processing services providers due to the nature of Super Group’s business; (xxiii) the regulatory approvals related to proposed acquisitions and the integration of the acquired businesses; and (xxiv) other risks and uncertainties indicated from time to time for Super Group including those under the heading “Risk Factors” in our Annual Report on Form 20-F filed with the SEC on April 25, 2024, and in Super Group’s other filings with the SEC. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in other documents filed or that may be filed by Super Group from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Super Group assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Super Group does not give any assurance that it will achieve its expectations.

Super Group (SGHC) Limited
Unaudited Consolidated Statements of Profit or Loss and Other Comprehensive Income
for the Three and Nine Months Ended September 30, 2024 and 2023
(€ in '000s, except for shares and profit per share)

	Three Months Ended September 30		Nine Months Ended September 30
	2024	2023	2024	2023
Revenue	402,853	356,888	1,196,851	1,076,198
Direct and marketing expenses	(320,474)	(270,839)	(923,601)	(823,879)
General and administrative expenses	(41,367)	(38,810)	(119,335)	(113,262)
Other operating income	95	360	4,407	2,669
Gain on disposal of business	—	—	40,135	—
Depreciation and amortization expense	(18,822)	(19,848)	(60,548)	(61,603)
Impairment of assets	—	—	(36,775)	—
Finance income	2,345	2,535	8,017	5,800
Finance expense	(2,051)	(695)	(4,722)	(1,779)
Change in fair value of options	—	(14,217)	(12,838)	(22,495)
Share of post-tax profit of equity accounted associate	275	—	426	—
Profit before taxation	22,854	15,374	92,017	61,649
Income tax expense	(14,390)	(4,748)	(43,489)	(25,387)
Profit for the period	8,464	10,626	48,528	36,262

Profit / (loss) for the period attributable to:
Owners of the parent	8,360	9,876	48,650	34,050
Non-controlling interest	104	750	(122)	2,212
	8,464	10,626	48,528	36,262
Other comprehensive income items that may be reclassified subsequently to profit
Foreign currency translation	3,556	5,251	19,211	4,459
Other comprehensive income for the period	3,556	5,251	19,211	4,459

Total comprehensive profit for the period	12,020	15,877	67,739	40,721

Total comprehensive profit / (loss) for the period attributable to:
Owners of the parent	11,916	15,127	67,861	38,509
Non-controlling interest	104	750	(122)	2,212
	12,020	15,877	67,739	40,721

Weighted average shares outstanding, basic	502,015,727	498,360,431	501,345,672	498,336,881
Weighted average shares outstanding, diluted	504,156,731	500,333,127	503,001,771	500,478,521

Profit per share, basic (cents)	1.67	1.98	9.70	6.83
Profit per share, diluted (cents)	1.66	1.97	9.67	6.80

Super Group (SGHC) Limited
Consolidated Statements of Financial Position
as at September 30, 2024 and December 31, 2023
(€ in '000s)

	Unaudited
	2024	2023
ASSETS
Non‐current assets
Intangible assets	163,965	193,395
Goodwill	89,458	94,915
Property, plant and equipment	16,742	17,406
Right-of-use assets	65,998	24,866
Deferred tax assets	43,150	36,703
Regulatory deposits	12,923	11,951
Loans receivable	48	89,090
Investment in associate	2,579	—
Financial assets, including derivative	452	174
Prepayment for sportsbook software[1]	102,437	—
	497,752	468,500
Current assets
Trade and other receivables	142,874	154,615
Loans receivable	5,093	6,719
Income tax receivables	380	12,535
Restricted cash	37,910	38,287
Cash and cash equivalents	296,626	241,923
Assets held for sale	—	38,292
	482,883	492,371
TOTAL ASSETS	980,635	960,871

Non-current liabilities
Lease liabilities	64,997	23,919
Deferred tax liability	2,258	4,684
Derivative financial instruments	2,058	2,056
Provisions	1,078	—
Contingent consideration	—	322
	70,391	30,981
Current liabilities
Lease liabilities	5,320	5,226
Interest-bearing loans and borrowings	32	87
Deferred and contingent consideration	338	2,392
Trade and other payables	241,672	195,392
Customer liabilities	57,072	67,592
Provisions	6,987	44,826
Income tax payables	30,913	25,840
Derivative liability associated with assets held for sale	—	42,600
Liabilities associated with assets held for sale	—	7,140
	342,334	391,095
TOTAL LIABILITIES	412,725	422,076
EQUITY
Issued capital	289,753	289,753
Treasury shares	(2,632)	(2,632)
Accumulated other comprehensive profit / (deficit)	11,788	(7,424)
Retained profit	250,668	240,618
Equity attributable to owners of the parent	549,577	520,315
Non-controlling interest	18,333	18,480
SHAREHOLDERS' EQUITY	567,910	538,795
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	980,635	960,871
1 The Prepayment for sportsbook software relates to a reclassification of the loan receivable from Apricot Investments Limited. This reclassification has been made to reflect the latest position with regards to the proposed acquisition of the Sportsbook Technology Platform.